Exhibit 11


                                                                [Press Release]

                                               Paris, France - January 25, 2001


                                Sodexho Alliance
                            Proposes Cash Offer for
                           Sodexho Marriott Services

Sodexho Alliance, the world leader in food and management services, has submitted to the Board of Directors of Sodexho Marriott Services a proposal to acquire all the Sodexho Marriott Services shares it does not already own for $27 in cash per share. This represents a premium of approximately 9% over the closing market price of Sodexho Marriott Services shares on January 24, 2001, and 21% and 44% over the average price of Sodexho Marriott Services shares over the past 30 and 180 days respectively. Sodexho Alliance has owned an approximate 48% stake in Sodexho Marriott Services since its formation in 1998. Based on 33,339,650 Sodexho Marriott Services shares held by the public on January 9, 2001, the total equity value of the offer is approximately $ 900 million. Sodexho Alliance has also proposed cashing out all vested, in-the-money Sodexho Marriott Services employee stock options at their spread value and rolling over any other Sodexho Marriott Services employee stock options into Sodexho Alliance stock-based awards.

Pierre Bellon declared : " In May 1999, Michel Landel was appointed Chief Executive Officer of Sodexho Marriott Services by unanimous vote of the Board. We have the highest regard for the management and associates of Sodexho Marriott Services in whom we have full confidence. We do not anticipate any change in the strategy and operations of Sodexho Marriott Services".

The proposal is subject to due diligence, negotiation and execution of mutually satisfactory definitive agreements, receipt of required governmental clearances and other customary conditions.

Sodexho Alliance intends to fund the transaction through a combination of equity and debt financing to maintain an appropriate level of leverage. Sodexho Alliance is being advised on the transaction by Goldman Sachs.

                            -----------------------

Information about Sodexho Alliance:

Sodexho Alliance was founded in 1966 by its current Chairman, Pierre Bellon. It is today the world leader in Food and Management Services. With 286,000 employees and operations in 70 countries and 22,200 sites, Sodexho Alliance generated Euro 10.5 billion in sales in fiscal year ended August 31, 2000. Sodexho Alliance has been listed since 1983 in Paris and has a market capitalization of Euro 6.9 billion. Since its creation, Sodexho Marriott Services has been fully consolidated into Sodexho Alliance's accounts.

Information about Sodexho Marriott Services:

Sodexho Marriott Services (NYSE-SDH) was formed in 1998 through the combination of Sodexho's North American operations and Marriott Management Services. Sodexho Marriott Services is the largest provider of Food and Management Services in North America, with $4.7 billion sales for fiscal year ended September 1, 2000. Headquartered in Gaithersburg, Maryland, the company operates at 5,000 locations across the U.S. and Canada.


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US legend:

Sodexho Alliance has not yet commenced any tender offer based on the proposal described in this press release. Upon the commencement of any tender offer, Sodexho Alliance would file a tender offer statement with the Securities and Exchange Commission. Sodexho Marriott Services shareholders should read this tender offer statement if and when it becomes available, because it will contain important information. The tender offer statement and other documents filed by Sodexho Alliance about the offer would be available free of charge at the Securities and Exchange Commission's website (http//www.sec.gov) and also from the information agent for the tender offer.

Contact: Jean-Jacques VIRONDA - Investor Relations
Tel: + 33 (1) 30 85 72 03 - Fax: + 33 (1) 30 85 51 81 -
E-mail: vironda.jeanjacques@sodexho-alliance.fr



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